SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                          (Commission File No. 1-14728)

                                 Lan Chile S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


                 (Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F.)

                             Form 20-F X    Form 40-F
                                      ---            ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                        under the Securities Exchange Act
                                    of 1934.)

                                  Yes          No X
                                     ---         ---


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                LANCHILE S.A. AUTHORIZES PAYMENT OF CASH DIVIDEND
--------------------------------------------------------------------------------

                                Dividend No. 20

Santiago, Chile, April 28, 2003 - Lan Chile S.A. announces that the Annual Shareholders Meeting held on April 25, 2003, authorized payment of a cash dividend to be charged to the corresponding 2002 earnings in the amount of US$
0.01521 per common share (one American Depositary Share represents 5 common shares) to all registered shareholders at the close of business on May 6, 2003. The dividend will be paid on May 12, 2003.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 28, 2003



                                             Lan Chile S.A.

                                              /s/ Alejandro de la Fuente Goic
                                              -------------------------------
                                              By: Alejandro de la Fuente Goic
                                                  Chief Financial Officer